DATA GENERAL CORPORATION THIRD QUARTER 1995 INTERIM REPORT


                      Period Ending July 1, 1995







                               DATA GENERAL
                    Bringing Common Sense to Computing



TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

   Data General reported a net loss of $61.4 million, or $1.65 per share, including a previously announced restructuring charge of $43.0 million for a workforce reduction and other cost reduction activities primarily related to real estate, for it's third quarter of fiscal 1995, which ended July 1. For the third quarter of last year, the company reported a net loss of $12.4 million, or $.34 per share.

   Revenues for the third quarter were $280.5 million. For the comparable quarter last year the company reported revenues of $283.8 million.

   Revenues for our AViiON(R) server line declined during the third quarter. This was due to a combination of sales force and product transition issues. The sales force transition has been completed and we are confident that as we introduce and begin to ship our new Intel-based AViiON servers later this year, we will be well positioned to again see AViiON revenue growth.

   In June, we announced a plan to expand our AViiON server family with new systems based on Intel processors. First shipments will start in the fall. The Intel-based AViiON systems will complement Data General's current Motorola-based AViiON line, which also will be expanded this year with the addition of a new high-end 32-processor system.

   We again saw significant growth in our Open CLARiiON(R) storage line, which posted a revenue increase of more than 70 percent over the second quarter. CLARiiON is becoming an increasingly important part of our business.

   The CLARiiON Business Unit recently reached a milestone with the shipment of its 10,000th system and in June, broadened its line with the introduction of the Model 150 disk array, which is targeted at low-end UNIX and PC server applications. Virtually all open systems platforms in the marketplace are supported by the Model 150.

   The majority of the workforce reduction announced in April has been completed as planned. At the end of the third quarter, Data General had fewer than 5,200 employees.

   Our third quarter results were negatively impacted by the inclusion of an additional (14th) week that resulted in an extra week of overhead expenses. Data General closes each fiscal year on the last Saturday in September, resulting in a 53-week year for fiscal 1995.

   Data General's financial position continues to be strong with cash and marketable securities of $182.3 million at the end of the third quarter.

   For the first nine months of fiscal 1995, Data General reported a loss of $48.2 million, or $1.29 per share. This includes a one-time pre-tax gain of $44.5 million resulting from the settlement of a software copyright infringement and trade secret lawsuit against Northrop Grumman Corporation as well as the $43.0 million restructuring charge. For the same period last year, Data General reported a net loss of $81.4 million, or $2.29 per share, including a restructuring charge of $35.0 million.

   Revenues for the first three quarters of 1995 totaled $846.5 million, compared to $827.9 million for the first three quarters of fiscal 1994.

   Data General is committed to returning to and sustaining profitability. While we remain cautious for the remainder of 1995, we are confident that our AViiON and CLARiiON businesses will generate future revenue growth and enable us to accomplish this goal.

Respectfully submitted,


Ronald L. Skates
President and Chief Executive Officer

August 9, 1995


DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

                                      Quarter Ended      Nine Months Ended
in thousands, except                July 1,  June 25,    July 1,  June 25,
net loss per share                   1995      1994       1995      1994

Revenues:
  Product . . . . . . . . . . . .  $179,708  $184,497   $544,931  $532,528
  Service . . . . . . . . . . . .   100,786    99,279    301,559   295,401
    Total revenues  . . . . . . .   280,494   283,776    846,490   827,929

Costs and expenses:
  Cost of product revenues. . . .   126,491   124,637    368,222   359,054
  Cost of service revenues. . . .    64,191    63,150    193,160   183,676
  Research and development. . . .    22,807    22,121     64,059    68,357
  Selling, general, and
   administrative . . . . . . . .    84,268    83,713    257,356   257,773
  Restructure charge. . . . . . .    43,000        --     43,000    35,000
    Total costs and expenses. . .   340,757   293,621    925,797   903,860

Loss from operations. . . . . . .   (60,263)   (9,845)   (79,307)  (75,931)

Interest income . . . . . . . . .     2,811     1,531      7,584     4,302
Interest expense. . . . . . . . .     3,427     3,546     10,483    10,564
Other income, net . . . . . . . .        --        --     41,972     2,353

Loss before income taxes. . . . .   (60,879)  (11,860)   (40,234)  (79,840)
Income tax provision. . . . . . .       505       500      8,005     1,600

Net loss. . . . . . . . . . . . .  $(61,384) $(12,360)  $(48,239) $(81,440)

Net loss per share  . . . . . . .    $(1.65)   $(0.34)    $(1.29)   $(2.29)

Weighted average shares outstand-
 ing, including common stock
 equivalents where applicable . .    37,192    35,915     37,437    35,632

No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.





DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
                                                      (Unaudited)
                                                        July 1,   Sept. 24,
dollars in thousands                                     1995       1994

Assets
Current assets:
  Cash and temporary cash investments . . . . . . . . $ 89,598    $142,448
  Marketable securities . . . . . . . . . . . . . . .   92,742      47,865
  Receivables, net. . . . . . . . . . . . . . . . . .  243,411     258,709
  Inventories . . . . . . . . . . . . . . . . . . . .  141,987     118,412
  Other current assets. . . . . . . . . . . . . . . .   30,923      30,642

    Total current assets. . . . . . . . . . . . . . .  598,661     598,076

  Property, plant, and equipment, net . . . . . . . .  173,722     164,777
  Other assets. . . . . . . . . . . . . . . . . . . .   65,867      59,011

                                                      $838,250    $821,864

Liabilities and stockholders' equity
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . . . . . $  2,678    $  2,461
  Accounts payable. . . . . . . . . . . . . . . . . .  122,016      92,338
  Other current liabilities . . . . . . . . . . . . .  254,165     232,066

    Total current liabilities . . . . . . . . . . . .  378,859     326,865

Long-term debt. . . . . . . . . . . . . . . . . . . .  154,873     156,942

Other liabilities . . . . . . . . . . . . . . . . . .   31,014      29,445

Stockholders' equity:
  Common stock:
     Outstanding -- 37,262,000 shares at July 1, 1995
     and 36,457,000 shares at Sept. 24, 1994 (net of
     deferred compensation of $7,272 at July 1, 1995
     and $9,348 at Sept. 24, 1994). . . . . . . . . .  442,067     434,757
Accumulated deficit . . . . . . . . . . . . . . . . . (165,162)   (116,923)
Cumulative translation adjustment . . . . . . . . . .   (3,401)     (9,222)

    Total stockholders' equity. . . . . . . . . . . .  273,504     308,612

                                                      $838,250    $821,864



The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
                                                        Nine Months Ended
                                                       July 1,     June 25,
in thousands                                            1995         1994

Cash flows from operating activities:
   Net loss . . . . . . . . . . . . . . . . . . . .  $(48,239)    $(81,440)
   Adjustments to reconcile net loss to net cash
    provided from operating activities:
      Depreciation  . . . . . . . . . . . . . . . .    55,759       57,298
      Amortization of capitalized software
       development costs  . . . . . . . . . . . . .    13,178       15,006
      Other non-cash items, net . . . . . . . . . .    16,612       23,744
      Change in operating assets and liabilities
       (net of effect from sale of land in fiscal
        1994) . . . . . . . . . . . . . . . . . . .    46,118       30,004

      Net cash provided from operating activities .    83,428       44,612

Cash flows from investing activities:
   Expenditures for property, plant, and equipment.   (73,943)     (71,340)
   Net proceeds from (purchases of) marketable
    securities. . . . . . . . . . . . . . . . . . .   (44,877)      23,716
   Capitalized software development costs . . . . .   (20,625)     (13,075)
   Net proceeds from (purchases of) non-operating
    assets  . . . . . . . . . . . . . . . . . . . .      (600)       4,839

      Net cash used by investing activities . . . .  (140,045)     (55,860)

Cash flows from financing activities:
   Cash provided from stock plans . . . . . . . . .     3,955        4,063
   Repayment of long-term debt  . . . . . . . . . .    (2,700)      (1,234)

      Net cash provided from financing activities .     1,255        2,829

Effect of foreign currency rate fluctuations
    on cash and temporary cash investments  . . . .     2,512        1,265

Decrease in cash and temporary cash investments . .   (52,850)      (7,154)
Cash and temporary cash investments -
 beginning of period  . . . . . . . . . . . . . . .   142,448      119,560

Cash and temporary cash investments -
 end of period  . . . . . . . . . . . . . . . . . .  $ 89,598     $112,406

Supplemental disclosure of cash flow information:
  Interest paid   . . . . . . . . . . . . . . . . .  $ 11,355     $ 11,498
  Income taxes paid   . . . . . . . . . . . . . . .  $  1,308     $  2,138

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.







DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.  Consolidated Balance Sheet Details
                                                       July 1,    Sept. 24,
in thousands                                            1995        1994

Inventories:
  Raw materials . . . . . . . . . . . . . . . . . . . $ 13,017    $ 11,791
  Work in process . . . . . . . . . . . . . . . . . .   42,589      36,282
  Finished systems. . . . . . . . . . . . . . . . . .   49,151      35,521
  Field engineering parts and components. . . . . . .   37,230      34,818

                                                      $141,987    $118,412
Property, plant, and equipment:
  Property, plant, and equipment. . . . . . . . . . . $641,673    $642,924
  Accumulated depreciation. . . . . . . . . . . . . . (467,951)   (478,147)

                                                      $173,722    $164,777


Note 2.  Restructuring
   Loss from operations for the current quarter includes a $43 million provision for estimated expenses resulting from costs associated with a worldwide workforce reduction and real estate costs primarily associated with the continuing consolidation of operations in the European marketplace. The provision relating to the workforce reduction is primarily for salary and benefit continuation and outplacement service.

Note 3.  Letter of Credit and Reimbursement Agreement
   Effective December 21, 1994, the company entered into a $30 million unsecured letter of credit facility with a group of banks. This agreement, which is available to secure issuance of letters of credit, has a duration of 364 days. The facility contains certain covenants, including restrictions on the sale or pledge of certain assets, the declaration of dividends, and the incurrence of other debt. At July 1, 1995 there were $9.1 million letters of credit secured by this facility. The new agreement replaced the company's unsecured $40 million revolving credit facility and $30 million letter of credit facility.

Note 4.  Litigation
   In the first quarter of fiscal 1995, the company settled with Northrop Grumman Corporation its six-year software copyright infringement and trade secrets litigation against Grumman Systems Support Corporation ("Grumman"). Under the terms of this settlement, Grumman paid the company $53 million and the parties have dismissed all pending litigation.
The company recognized a pre-tax gain, net of related legal fees and other expenses, of $44.5 million resulting from the settlement, which is included in other income, net, in the consolidated statement of operations. This amount has been partially offset by certain other non-operating expenses.

Note 5.  Basis of Presentation
   In the first quarter of fiscal 1995, the company adopted Statement of Financial Accounting Standards ("SFAS") 112, "Employers' Accounting for Post-Employment Benefits" and SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 112 requires the accrual of liabilities for the estimated cost of benefits provided by the employer to former or inactive employees. SFAS 115 addresses accounting and reporting for investments in certain debt and equity securities that will not be held until maturity. All of the company's marketable securities at September 24, 1994 and July 1, 1995 have maturities of less than one year, and have been classified as being 'held-to-maturity'. The implementation of SFAS 112 and SFAS 115 did not have a material effect on the company's consolidated financial position or results of operations.
  In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1994 Annual Report. Included in the results of the third quarter is an additional
(fourteenth) week. The company closes each fiscal year on the last Saturday in September, resulting in a fifty-three week year for fiscal 1995. The results of operations for the quarter ended July 1, 1995 are not necessarily indicative of the results for the entire fiscal year.